EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2001	2002	2003	2004	2005	Nine months ended September 30, 2006
Fixed Charges and Preferred Stock Dividends:						
Interest	$ 96	$ 83	$ 78	$ 71	$ 77	$ 75
Interest portion of annual rentals	3	2	2	2	3	2
Total fixed charges	99	85	80	73	80	77
Preferred stock dividends (1)	11	9	9	8	6	6
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 110	$ 94	$ 89	$ 81	$ 86	$ 83
Earnings:						
Pretax income from continuing operations	$ 324	$ 300	$ 488	$ 361	$ 356	$ 312
Total fixed charges (from above)	99	85	80	73	80	77
Less: interest capitalized	1	1	1	1	1	1
Total earnings for purpose of ratio	$ 422	$ 384	$ 567	$ 433	$ 435	$ 388
Ratio of earnings to combined fixed charges and preferred stock dividends	3.84	4.09	6.37	5.35	5.06	4.67
Ratio of earnings to fixed charges	4.26	4.52	7.09	5.93	5.44	5.04

(1) In computing this ratio, "Preferred stock dividends" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.